UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CONTINENTAL RESOURCES, INC.

(Name of Subject Company)

OMEGA ACQUISITION, INC.

(Offeror)

An entity wholly owned by Harold G. Hamm

Common Stock ($0.01 par value)

(Title of Class of Securities)

212015 10 1

(CUSIP Number of Class of Securities)

Omega Acquisition, Inc.

c/o Debra Richards

Hamm Capital LLC

P.O. Box 1295

Oklahoma City, Oklahoma 73101

(405) 605-7788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David P. Oelman

Michael S. Telle

Stephen M. Gill

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

(713) 758 - 2222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2022, as amended by Amendment No. 1 filed with the Commission on November 7, 2022 (the “Schedule TO”), and relates to the offer by Omega Acquisition, Inc., an Oklahoma corporation, 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and an affiliate of Continental Resources, Inc. (the “Company”), to purchase any and all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), other than: (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities; and (ii) Shares underlying unvested Company restricted stock awards, for $74.28 per share in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2022 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time), each of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Items 1 through 11 and Item 13.

1. The information set forth in “The Offer—Section 19—Certain Legal Matters; Regulatory Approvals— Litigation Related to the Offer and the Merger” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Beginning in August 2022, multiple purported beneficial owners of Shares delivered demand letters to the Company requesting the inspection of its books and records in order to investigate potential breaches of fiduciary duties by the Company Board, senior management and the Founder under Oklahoma law in connection with the proposed transaction.

On August 25, 2022, Walter T. Doggett, on behalf of himself and a class of all other similarly situated public shareholders of the Company, filed a class action petition in the District Court of Oklahoma County in the State of Oklahoma. As amended, Mr. Doggett’s petition names the Company, the Board, the Founder and the other Founder Family Rollover Shareholders as defendants. Mr. Doggett alleges that various of these defendants breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement. Among other things, Mr. Doggett alleges that the transactions contemplated by the Merger Agreement are intrinsically unfair to the Company’s shareholders and are the result of a conflicted and flawed process. Mr. Doggett seeks, among other relief, monetary class-wide damages and reimbursement for the costs and disbursements of bringing the lawsuit, including reasonable attorneys’ and experts’ fees.

Beginning in October 2022, multiple purported beneficial owners of Shares filed lawsuits in federal court and/or delivered demand letters to the Company alleging that the Company and the Company Board violated the Exchange Act in connection with the transactions contemplated by the Merger Agreement. Among other things, these federal lawsuits and demand letters allege that the SEC filings made in connection with such transactions contain material misstatements and omissions concerning the Company’s financial projections, Evercore’s fairness analyses and the events leading to such transactions.

The Company, the Company Board and the defendants in these litigation matters believe that the lawsuits and demand letters are without merit and intend to defend themselves vigorously against these litigation matters.

Other lawsuits and demand letters arising out of or relating to the Offer, the Merger or any other transactions referenced herein may be filed in the future.”

2. The information set forth in the third paragraph “The Offer—Section 13—Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented as follows:

“On November 10, 2022, the Company, as borrower, entered into an unsecured Term Loan Agreement (the “Term Loan Agreement”) with MUFG Bank, Ltd., as Administrative Agent and the other lenders named therein (the “Term Loan Credit Facility”). MUFG Bank, Ltd. and BofA Securities, Inc., Mizuho Bank, Ltd., Royal Bank of Canada, TD Securities (USA) LLC, Truist Securities, Inc., Wells Fargo Securities, LLC and Manufacturers and Traders Trust Company, were joint lead arrangers and joint book runners for the Term Loan Credit Facility. Under the Term Loan Credit Facility, the Company has a borrowing capacity of $750 million and the Term Loan Credit Facility has a maturity date in November 2025. The Company’s obligations under the Term Loan Credit Facility are guaranteed by its subsidiaries Banner Pipeline Company, L.L.C., an Oklahoma limited liability company, The Mineral Resources Company, an Oklahoma corporation, CLR Asset Holdings, LLC, an Oklahoma limited liability company, SCS1 Holdings LLC, an Oklahoma limited liability company, Continental Innovations LLC, an Oklahoma limited liability company, Jagged Peak Energy LLC, a Delaware limited liability company, and Parsley SoDe Water LLC, a Delaware limited liability company (collectively, the “Restricted Subsidiaries”).

The Term Loan Agreement contains customary covenants and restrictive provisions which may, among other things: (i) restrict the ability of the Company and its Restricted Subsidiaries to create or incur liens or engage in sale and leaseback transactions; (ii) limit the amount of debt that can be incurred by the subsidiaries of the Company that do not guarantee the Term Loan Credit Facility and (iii) restrict the ability of the Company to merge or consolidate in a transaction where the Company is not the surviving entity (provided that the Company may enter into such transaction subject to conditions set forth in the Term Loan Agreement) or sell all or substantially all of its assets. Additionally, the Term Loan Agreement also contains a financial covenant that requires the Company to maintain a net debt to total capitalization ratio that does not exceed 0.65 to 1.0. The Term Loan Agreement also contains a change in control provision under which an Event of Default would occur if (a) prior to the Merger Closing Date (as defined in the Term Loan Agreement), any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Hamm Group (as defined in the Term Loan Agreement) becomes the direct or indirect beneficial owner of more than 50% of the voting stock of the Company and (b) on and after the Merger Closing Date, the Hamm Group fails to have the beneficial ownership of more than 50% of the voting stock of the Company.

The Term Loan Agreement provides for borrowings of either, at the Company’s option, alternate base rate loans or SOFR loans. Alternate base rate loans bear interest at a rate per annum equal to the greatest of: (a) the reference rate as publicly announced from time to time by MUFG Bank, Ltd.; (b) the federal funds effective rate, plus 1/2 of 1%; and (c) the adjusted term SOFR rate for an interest period of one month plus 1%.

The Term Loan Agreement includes events of default relating to customary matters, including, among other things, (i) nonpayment of principal, interest or other amounts; (ii) failure to observe or perform covenants; (iii) inaccuracy of representations and warranties in any material respect; (iv) cross-payment default with respect to payments in excess of $10 million in the aggregate owed in respect of indebtedness in an aggregate principal amount exceeding $100 million; (v) cross acceleration in connection with certain indebtedness with an aggregate principal amount exceeding $100 million; (vi) bankruptcy; (vii) judgments involving liability in excess of $100 million that are not paid; and (viii) certain ERISA events. Many events of default are subject to customary notice and cure periods.

The above description of the material terms and conditions of the Term Loan Credit Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Loan Credit Facility, filed as Exhibit (d)(19) hereto and is incorporated herein by reference.

On November 10, 2022, the Borrower entered into that certain Amendment No. 2 to the Revolving Credit Agreement, with the Restricted Subsidiaries, as guarantors, MUFG Bank, Ltd., as administrative agent and the lenders party thereto, which, among other things, amended the definition of “Change in Control” in the Revolving Credit Agreement, to reflect the definition of “Change of Control” contained in the Term Loan Agreement described above.”

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of October 24, 2022.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in The Wall Street Journal on October 24, 2022.

(a)(2)(i)*	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 24, 2022 (the “Schedule 14D-9”)).

(a)(5)(i)*	Press Release issued by Continental Resources, Inc. on October 24, 2022.

(a)(5)(ii)*	Press Release issued by Continental Resources, Inc. on October 17, 2022 (incorporated by reference to Exhibit 99.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(a)(5)(iii)*	Opinion of Evercore Group L.L.C., dated October 16, 2022 (incorporated by reference to Annex B attached to the Schedule 14D-9).

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of October 16, 2022, by and between Continental Resources, Inc. and Omega Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(d)(2)*	Non-Tender and Support Agreement, dated as of October 16, 2022, by and among Omega Acquisition, Inc., Harold G. Hamm, certain of Hamm’s family members and their affiliated entities (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(d)(3)*	Limited Guarantee, dated as of October 16, 2022, by and between Continental Resources, Inc. and Harold G. Hamm (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022.

(d)(4)*	Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(5)*	Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(6)*	Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(7)*	Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(8)*	First Amendment to the Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2019 (Commission File No. 001-32886) filed February 26, 2020).

(d)(9)*	Amended and Restated Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(10)*	Amended and Restated Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

Exhibit No.	Description

(d)(11)*	Registration Rights Agreement dated as of May 18, 2007 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm, the Harold Hamm DST Trust and the Harold Hamm HJ Trust (incorporated by reference to Exhibit 4.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 001-32886) filed May 3, 2017).

(d)(12)*	Registration Rights Agreement dated as of August 13, 2012 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm and Jeffrey B. Hume (incorporated by reference to Exhibit 4.6 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. File No. 001-32886) filed February 21, 2018).

(d)(13)*	Shareholders’ Agreement, dated February 7, 2022, by and among the Harold G. Hamm Family (incorporated by reference to Exhibit 2 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(d)(14)*	Dividend and Dissolution Agreement, dated February 7, 2022, by and among the Founder and the Founder Family Rollover Shareholders (incorporated by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(d)(15)*	Revolving Credit Agreement dated October 29, 2021 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC and The Mineral Resources Company, as guarantors, MUFG Union Bank, N.A., as Administrative Agent, MUFG Union Bank, N.A., BofA Securities, Inc. Mizuho Bank, Ltd., TD Securities (USA) LLC, U.S. Bank National Association, Royal Bank of Canada, Wells Fargo Securities, LLC, and Truist Securities, Inc. as Joint Lead Arrangers and Joint Bookrunners and the other lenders named therein (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 3, 2021).

(d)(16)*	Amendment No. 1 and Agreement dated August 24 2022 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC, The Mineral Resources Company, Continental Innovations LLC, SCS1 Holdings LLC, Jagged Peak Energy LLC and Parsley SoDe Water LLC, as guarantors, MUFG Bank, Ltd. (as successor to MUFG Union Bank, N.A.), as Administrative Agent, the lenders party thereto and the Issuing Banks.

(d)(17)*	Conformed version of Third Amended and Restated Certificate of Incorporation of Continental Resources, Inc. as amended by amendments filed on June 15, 2015 and May 21, 2020 (incorporated by reference to Exhibit 3.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended June 30, 2020 (Commission File No. 001-32886) filed August 3, 2020).

(d)(18)*	Third Amended and Restated Bylaws of Continental Resources, Inc. (incorporated by reference to Exhibit 3.2 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. 001-32886) filed February 21, 2018).

(d)(19)	Term Loan Agreement, dated as of November 10, 2022, by and among Continental Resources, Inc., as borrower, and MUFG Bank, LTD., as administrative agent, and the banks and other financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 10, 2022).

(d)(20)	Amendment No. 2 to Revolving Credit Agreement, dated as of November 10, 2022, by and among (i) Continental Resources, Inc., as borrower, (ii) Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC, The Mineral Resources Company, Continental Innovations LLC, SCS1 Holdings LLC, Jagged Peak Energy LLC and Parsley SoDe Water LLC, as guarantors, (iii) MUFG Bank, LTD., as administrative agent, and (iv) the banks and other financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 10, 2022).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed with the Schedule TO filed on October 24, 2022, as amended by Amendment No. 1 to the Schedule TO filed on November 7, 2022.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2022

OMEGA ACQUISITION, INC.

By:	/s/ Harold G. Hamm
Name:	Harold G. Hamm
Title:	President

CONTINENTAL RESOURCES, INC.

By:	/s/ James R. Webb
Name:	James R. Webb
Title:	Senior Vice President, General Counsel, Chief Risk Officer & Secretary